Exhibit 99.17

First Phosphate Closes Final Tranche of Oversubscribed Private Placement

Saguenay, Quebec--(Newsfile Corp. - July 16, 2025) - First Phosphate Corp. (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0) (“First Phosphate” or the “Company”) is pleased to announce that it has closed the final tranche of its originally announced $2,000,000 non-brokered private placement financing (the “Offering”), as further described in the Company’s news releases dated June 30, 2025 and July 9, 2025.

As part of both tranches of the Offering (closed July 8, 2025 and July 16, 2025), the Company has raised gross proceeds of $4,692,329 through the issuance of 12,856,513 Flow-Through Shares at a price of $0.35 for gross proceeds of $4,499,780, and 550,142 Hard Dollar Units at a price of $0.35, each comprised of one Common Shares and one-half of one Warrant.

Under this final tranche of the Offering, the Company raised a total of $1,462,800 through the issuance of 3,729,428 Flow-Through Shares, and 450,000 Hard Dollar Units.

Together with this Offering, the Company has raised to date a total of approximately $28.5 million in 8 management-led non-brokered private-placement financings since June 2022, of which approximately $8.2 million has been closed in the last 3 months.

In total, in connection with the Offering, the Company paid $1600 in cash finder’s fees, issued 894,998 Compensation Shares and advisory shares at a price of $0.35 per common share, and issued 899,570 Compensation Warrants, exercisable at a price of $0.50 per common share of the Company, until December 31, 2025, subject to an Accelerated Expiry Date. All securities issued under the Offering are subject to a four-month and one day statutory hold period in accordance with applicable securities laws. The Company intends to use the proceeds from the Offering as disclosed in the Company’s press release dated June 30, 2025. Capitalized terms used in this news release and not defined herein have the meanings given to them in the Company’s news release dated June 30, 2025.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Completion of the Offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals. There can be no assurance that any further securities will be sold under Offering.

The Company is also pleased to announce that it has entered into an advertising and e-marketing contract with Revolution Small Cap Marketing (“the contractor”) to provide marketing services, including social media engagement. The initial term of the agreement is 120 days, starting on July 10, 2025, and may be renewed with mutual written agreement. During the initial term the contractor will be paid $15,000. The contractor is based at 39 Queen St., 3rd floor, St. Catharines, ON, Canada, L2R-5G6, and reachable at (647) 544-7207.

About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0) is a mineral development company dedicated to producing high-purity phosphate for the LFP battery industry. The Company is committed to sustainable extraction and purification with a low anticipated carbon footprint. Its vertically integrated model connects phosphate mining directly into the supply chains of North American battery producers. First Phosphate’s flagship project, the Bégin-Lamarche Property in Saguenay-Lac-Saint-Jean, Quebec, contains rare igneous anorthosite rock that yields high-purity phosphate with minimal impurities.

For additional information, please contact:

Bennett Kurtz

Chief Financial Officer

bennett@firstphosphate.com

Tel: +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

X : https://x.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statements

This news release contains certain statements and information that may be considered “forwardlooking statements” and “forward looking information” within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved” and other similar expressions. In addition, statements in this news release that are not historical facts are forward looking statements, including, among other things: the Company’s planned exploration and production activities; the properties and composition of any extracted phosphate; the Company’s plans for vertical integration into North American battery supply chains; and the receipt of all necessary approvals.

These statements and other forward-looking information are based on assumptions and estimates that the Company believes are appropriate and reasonable in the circumstances, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in the Company’s public disclosure record including the short form base prospectus dated June 5, 2024, and the receipt of all necessary approvals.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. There can be no assurance that any opportunity will be successful, commercially viable, completed on time or on budget, or will generate any meaningful revenues, savings or earnings, as the case may be, for the Company. In addition, the Company will incur costs in pursuing any particular opportunity, which may be significant. These factors and assumptions are not intended to represent a complete list of the factors and assumptions that could affect the Company and, though they should be considered carefully, should be considered in conjunction with the risk factors described in the Company’s other documents filed with the Canadian and United States securities authorities, including without limitation the “Risk Factors” section of the Company’s Management Discussion and Analysis dated July 27, 2025 and Annual Report on 20-F dated July 8, 2024, which are available on SEDAR at www.sedarplus.ca. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking information or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

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